SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

Marketing Worldwide Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

57061T102

(CUSIP Number)

Vision Capital Advisors, LLC 20 West 55th Street, 5th Floor New York, NY 10019 Attention: Antti Uusiheimala
Tel: 212.849.8225
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2009 August 6, 2009
(Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 11 pages

CUSIP No.: 57061T102

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Adam Benowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 5,088,678

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 5,088,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,088,678

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 11 pages

CUSIP No.: 57061T102

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - 5,088,678

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - 5,088,678

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,088,678

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.5%

14	TYPE OF REPORTING PERSON

IA

Page 3 of 11 pages

CUSIP No.: 57061T102

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Opportunity Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - See Item 5

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

CO

Page 4 of 11 pages

CUSIP No.: 57061T102

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vision Capital Advantage Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - See Item 5

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

PN

Page 5 of 11 pages

CUSIP No.: 57061T102

NAME OF REPORTING PERSON

1.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

VCAF GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0

	8	SHARED VOTING POWER - See Item 5

	9	SOLE DISPOSITIVE POWER - 0

	10	SHARED DISPOSITIVE POWER - See Item 5

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

See Item 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

See Item 5

14	TYPE OF REPORTING PERSON

OO

Page 6 of 11 pages

EXPLANATORY NOTE

          This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Marketing Worldwide Corporation, a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 5 supplements Items 4 and 7 and amends and restates in its entirety Items 2 and 5 of the Schedule 13D (as amended) filed by the Master Fund, the Investment Manager and Mr. Benowitz (each as defined below) on October 10, 2007.

ITEM 2.	Identity and Background.

          (a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Vision Opportunity Master Fund, Ltd., a Cayman Islands limited company (“Master Fund”); (2) Vision Capital Advisors, LLC, a Delaware limited liability company (“Investment Manager”); (3) Vision Capital Advantage Fund, L.P., a Delaware limited partnership (“VCAF”; and, together with the Master Fund, “Funds”); (4) VCAF GP, LLC, a Delaware limited liability company (“General Partner”); and (5) Adam Benowitz, a United States Citizen (“Mr. Benowitz”). The General Partner serves as the general partner of VCAF. The Investment Manager serves as the investment manager of each Fund. Mr. Benowitz is the Managing Member of the Investment Manager and a managing member of the General Partner.

          The principal business of each of the Master Fund and VCAF is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. The principal business of the Investment Manager is providing investment management services to the Master Fund, VCAF and other investment vehicles. The principal business of the General Partner is serving as the general partner of VCAF. Mr. Benowitz’s principal occupation is serving as the Managing Member of the Investment Manager.

          Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, business address and citizenship, (b) present principal occupation or employment, and (c) the name, principal business and address of any corporation or other organization in which such employment is conducted, for each director and executive officer of the Master Fund (the “Directors and Officers”).

          (d)–(e) During the last five years, none of the Reporting Persons or, the knowledge of the Reporting Persons, the Directors and Officers, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 4.	Purpose of Transaction.

Distribution of Securities from the Master Fund to VCAF

On September 23, 2008, the Master Fund transferred a percentage of its holdings in the Issuer (among other holdings) to VCAF as part of an internal rebalancing, as follows: 981,800 shares of Common Stock, 798,456 shares of Series A Convertible Preferred Stock and 272,002 shares of Series B Convertible Preferred Stock.

Page 7 of 11 pages

Dividends Issued on the Company’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock

On May 28, 2009, the Master Fund and VCAF received in the aggregate 785,000 shares of Common Stock as late payment of dividends due in March 2008, June 2008, September 2008, December 2008 and March 2009 on the Issuer’s Series A Convertible Preferred Stock and Series B Convertible Preferred Stock owned by the Master Fund and VCAF.

ITEM 5.	Interest in Securities of the Issuer.

          (a)     As of May 28, 2009, the Master Fund and VCAF collectively beneficially owned 5,088,678 shares of Common Stock, representing 30.2% of all of the outstanding shares of Common Stock. The forgoing percentage is based on 16,845,091 shares of Common Stock outstanding as of May 15, 2009, as reported in the Issuer’s Form 10-Q filed on May 15, 2009. As of August 6, 2009, the Master Fund and VCAF collectively beneficially owned 5,088,678 shares of Common Stock, representing 28.5% of all of the outstanding shares of Common Stock. The forgoing percentage is based on 17,835,091 shares of Common Stock outstanding as of August 3, 2009, as reported in the Issuer’s Form 10-Q filed on August 6, 2009. The information on the cover pages hereto is given as of August 6, 2009.

          (b)     The Reporting Persons have shared power (with each other and not with any third party), to vote or direct the vote of and to dispose or direct the disposition of the 5,088,678 shares of Common Stock reported herein.

          (c)     Except as provided in Item 4, no transactions in the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, the Directors and Officers, in the last sixty (60) days.

          (d)     Not applicable.

          (e)     Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

Page 8 of 11 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2009

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:	/s/ Adam Benowitz

Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

Page 9 of 11 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Page 10 of 11 pages

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.0001 per share, of Marketing Worldwide Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: September 30, 2009

ADAM BENOWITZ
VISION CAPITAL ADVISORS, LLC
VISION OPPORTUNITY MASTER FUND, LTD.
VISION CAPITAL ADVANTAGE FUND, L.P.
VCAF GP, LLC

By:	/s/ Adam Benowitz

Adam Benowitz, for himself, as Managing Member of the Investment Manager, as a Director of the Master Fund, and as authorized signatory of the General Partner (for itself and VCAF)

Page 11 of 11 pages